SUR AMERICAN GOLD CORPORATION
PO BOX 1199 LYNN VALLEY ROAD, NORTH VANCOUVER V7J 3H2 PH
(604) 904 8956, FAX (604) 904 8957
E-mail suramerican@telus.net

November 26, 2002,

Mr Garry Clark,
Director, Eastern Corporation Limited
Level 8 Riverside Centre
123 Eagle Street
Brisbane QLD 400
Australia

Dear Garry,

Re: SABENA LIMITED: EARN-IN AGREEMENT

As we have discussed in recent weeks, in order for Sur American Gold Corporation to obtain quicker and less costly regulatory approval for our proposed agreement it is necessary that the terms be modified. For this reason I present a revised agreement which provides Sur American Gold Corporation with an option to earn up to 70% of Sabena Ltd.

This heads of agreement supersedes the previous agreement of September 30, 2002.

1.
Sur American Gold Corporation (“SUR”) has an option to earn a 51% interest in Sabena by spending$Can 2 million in exploration on Sabena Limited’s (“SABENA”) Philippines gold and copper-gold exploration projects over a two and a half year period and by issuing 5 million common shares of SUR. The cost base of these shares is deemed to be $0.10 per share. The total value of the option is $2,500,000.

2.
It is intended that exploration programs during the initial two and a half year period be divided into three exploration phases. It is expected that Phase 1 will cost approx.$Can 250,000 and will commence when all approvals have been received(“commencement date”). This phase is expected to take about 6 months to complete. Further, it is expected that Phase 2 will cost approx $Can 600,000 and will take a further 6 months to complete and Phase 3 will cost $1.15m and will take about 18 months to complete.

3.
The funds required for exploration will be advanced as required in order to fulfil all planned commitments and will earn SUR a pro-rata interest in SABENA. Such interest will be determined by adding the total moneys advanced for exploration PLUS the total value of SUR shares issued divided by $Can 2,500,000, expressed as a percentage. A detailed budget for receipt of funds and expenditures will be created at the initial project management meeting closer to the “commencement date” of field programs.

4.	The Commencement date is that date that SUR has received all necessary approvals.

5.	The schedule for the planned issuance of the shares is as follows:

a.	As soon as possible after the Commencement Date SUR will issue to Eastern Corporation (“EC”) 1.5 million SUR shares.

b.	Following the completion of the Phase 1 exploration program SUR will issue to EC a further 1 million SUR shares.
c.	Following the completion of the Phase 2 exploration program SUR will issue to EC a further 1.5 million SUR shares.
d.	Following the completion of the Phase 3 exploration program SUR will issue to EC a further 1.0 million SUR shares.

6.
SUR has the option to increase its interest in Sabena to 70% by the additional property expenditure of $Can 2 million within 5 years of the Commencement Date. SUR will be granted shares in SABENA on a pro-rata basis as moneys are advanced for exploration expenditures. As with the initial field programs a schedule for advancement of funds and detailed budgets will be agreed upon at the time.

7.	SUR will have the right to negotiate an agreement to acquire the remaining 30% interest in SABENA. Terms and conditions of this agreement will be by mutual agreement of both parties.

8.	SUR will be the project operator whilst it sole funds.

9.
This agreement is subject to the receipt of all necessary regulatory, shareholder and board approvals, to the signing of a formal agreement and further due dilligence with respect to Sabana’s financial statements and receipt of the updated legal status report.

10.	EC will have the option to nominate two non executive directors to the board of SUR at the Company’s next AGM.

If you are in agreement with the terms outlined above, please sign a copy of this letter below and return an executed copy to SUR by facsimile at the letterhead address.

We thank you for your co-operation, flexibility and patience in putting this agreement together and look forward to the value that this agreement will bring to our respective Companies.

Yours Sincerely

“ORIGINAL SIGNED”	“ORIGINAL SIGNED”

J.Rennie Blair	Garry Clark
President	Eastern Corporation Ltd
Sabena Ltd

Accepted	Accepted